Linda Rockett | 617 348 4888 | lrockett@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

October 15, 2013

Via EDGAR and by Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Ruthigen, Inc.
Registration Statement on Form S-1
Filed August 8, 2013
File No. 333-190476

Ladies and Gentlemen:

We are submitting this letter on behalf of Ruthigen, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 23, 2013 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Hojabr Alimi, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company filed with the Commission on August 8, 2013 (the “Initial Public Filing”). In conjunction with this letter, the Company is filing Amendment No. 1 to the registration statement (“Amendment No. 1” and, as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

We are providing by overnight delivery to Daniel Greenspan of the Staff five courtesy copies of this letter and Amendment No. 1 that have been marked to show changes from the filing of the Initial Public Filing filed on August 8, 2013.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 15, 2013

1.	Please revise your financial statements and MD&A with updated interim financial information through the period ended June 30, 2013.

Response: The Company has revised the Registration Statement throughout to include updated interim financial information for the period ended June 30, 2013.

2.	We acknowledge your response to comment 6 and are uncertain why the fact that all direct or indirect product related costs for RUT58-60 are included in your historical financial statements is determinative as to why carve-out financial statements from Oculus are not necessary. With a view toward telling us more about the development history of RUT58-60, please revise your disclosure in Business to provide a chronology of the activities related to the development of RUT58-60. At a minimum, please disclose:

•	When Oculus conceived of RUT58-60;
•	The nature and timing of discovery activities;
•	The nature and timing of formulation activities;
•	The nature and timing of other pre-clinical activities including in vitro and toxicology studies;
•	The number of predecessor formulations and when each was founded that form the basis for the current formulation of RUT58-60;
•	When the new, unique hypochlorous acid-based formulations that were disclosed to Oculus’ intellectual property counsel in December 2012 were founded and how they relate to the formulations in the preceding bullet;
•	The costs in terms of dollars and/or manpower associated with the discovery and formulation activities, separating the activities untaken by Oculus from those you undertook.

In your response, separately tell us whether Oculus sponsored the initial clinical trials conducted by physicians in Mexico that demonstrated the faster tissue healing associated with hypochlorous acid products as disclosed on page 3. In addition tell us what information the Oculus Board of Directors reviewed when, in November 2012, it directed Oculus management to explore the idea of creating a wholly-owned subsidiary within which to pursue the development of RUT58-60.

Response: In addition to Regulation S-X, the Company has reviewed and considered the SEC’s guidance on the issue of historical and carve-out financial statements set forth in SEC SAB Topic 1.B, the remarks by Leslie Overton, SEC Division of Corporation Finance, at the 2001 AICPA Annual National Conference on Current SEC Developments, and SEC SAB Topic 5.Z and, in light of such guidance, the Company has revised its audited financial statements that are included in the Registration Statement to reflect the activities of Ruthigen (carve-out activities) from Oculus for the period beginning on October 20, 2011 (“Inception”), which is the date that the operations associated with Ruthigen commenced. Accordingly, the revised Registration Statement now includes audited financial statements that capture the activities of Ruthigen for the year ended March 31, 2013 and for the period from Inception to March 31, 2012, plus unaudited interim financial statements for the three months ended June 30, 2013 and 2012.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 15, 2013

The Company has revised the disclosures through the Registration Statement to reflect these operations and has included a new subsection entitled “Development History of RUT58-60” on page 54 of the “Business” section that describes the discovery, formulation and development activities of Ruthigen, which commenced prior to the formal incorporation of Ruthigen as a separate legal entity, that led to RUT58-60 as the first target in a new class of products being pursued by Ruthigen. Other than as set forth below, these new disclosures address, among other things, those items in the bullet points and the November 2012 back up request identified by the Staff in this comment 2.

Due to the significant costs associated with preclinical activities, including animal, in vitro and toxicology studies, no preclinical studies were conducted for RUT58-60 prior to the Company’s formal incorporation on January 18, 2013; all preclinical studies have been conducted since that time. The disclosure under “Select Pathogen Activity of RUT58-60” in the “Business” section describes the results of certain of the Company’s preclinical studies for RUT58-60.

The Company has revised the Registration Statement on pages 3 and 46 to remove the potentially confusing reference to clinical trials conducted in Mexico and in lieu thereof, the Company has revised the disclosure to more generally refer to peer-reviewed journals that have published studies demonstrating faster tissue healing times with hypochlorous acid based products. One example of such a study is the Landsman study, described on page 52 of the Registration Statement, which was a clinical trial sponsored by Oculus, which used Oculus’ hypochlorous acid based product (not RUT58-60).

With respect to the clinical trials conducted by physicians in Mexico, the Company has removed all references to such trials from the Registration Statement. We supplementally advise the Staff that Oculus made certain payments to the physician conducting the clinical trial in Mexico and provided the physician with Oculus’ hypochlorous acid based product to complete the trial.

3.	We note that you are requesting confidential treatment for portions of Exhibit 10.4. Please be advised that we will review your request for confidential treatment once it is received and will provide any comments under separate cover. We will not be able to process any request for acceleration of the effective date of the pending registration statement until any such confidential treatment request is resolved.

Response: The Company acknowledges the Staff’s comment. Oculus, on behalf of the Company, filed a joint Application for Confidential Treatment with the Secretary of the Commission on August 8, 2013 for portions of Exhibit 10.4 of the Company’s Registration Statement and Exhibit 10.1 to Oculus’ Current Report on Form 8-K originally filed with the Commission on June 7, 2013. On August 23, 2013, the Company delivered separately to the Staff a copy of the joint Application for Confidential Treatment, dated August 8, 2013, which was submitted to the Secretary of the Commission by Oculus. On September 11, 2013, Oculus, on behalf of itself and the Company, received a comment from the Staff with respect to certain of the initially proposed redactions set forth in the Company’s Exhibit 10.4 to the Registration Statement and Exhibit 10.1 to Oculus’ Current Report on Form 8-K originally filed with the Commission on June 7, 2013. In response to the comment, on September 24, 2013, Oculus filed an Amendment No. 1 to its Current Report on Form 8-K originally filed with the Commission on June 7, 2013 to provide certain previously omitted portions of the license agreement, filed as Exhibit 10.1 to the Company’s original Current Report on Form 8-K. Namely, as requested by the Commission, Oculus restored the amounts of the milestone payments set forth in Section 7.1 of the license agreement. Accordingly, Exhibit 10.1 was re-filed with fewer redactions and Oculus no longer requests confidential treatment for the amounts of the milestone payments set forth in Section 7.1 of the license agreement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 15, 2013

Similarly, the Company has also re-filed Exhibit 10.4 of its Registration Statement as part of Amendment No. 1, with fewer redactions to the license agreement filed as such Exhibit, which are the same as those redactions in Oculus’ Exhibit 10.1. The joint Application for Confidential Treatment was also revised to reflect this amended disclosure and was jointly re-submitted to the Commission by Oculus and the Company on September 24, 2013.

SEC Comment Letter dated June 21, 2013

In addition, in response to comment 3 in the Staff’s comment letter to the Company dated June 21, 2013, we call the Staff’s attention to the new graphics that appear on the front cover of the prospectus included in the Registration Statement.

Other

In addition to revising the Registration Statement to include responses to the Staff’s comments above, the Company has revised the Registration Statement with respect to new disclosures relating to, among other things, the reincorporation of the Company from Nevada to Delaware on September 25, 2013 and the commensurate changes to the disclosures regarding Delaware corporate law, a 1-for-2.5 reverse stock split on September 25, 2013, the pricing information for the offering, and revised disclosures regarding Oculus’ secured debt facility, in light of a new arrangement that Oculus has entered into with its lenders, the result of which is beneficial to the Company.

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 15, 2013

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 617-348-4888 or lrockett@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Linda K. Rockett
Linda K. Rockett

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Ibolya Ignat
Mark Brunhofer
Amy Reischauer
Daniel Greenspan

Ruthigen, Inc.
Hojabr Alimi, Chief Executive Officer
Sameer Harish, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Ivan K. Blumenthal, Esq.
Merav Gershtenman, Esq.

Sichenzia Ross Friedman Ference LLP
Jeffrey J. Fessler, Esq.
Stephen A. Cohen, Esq.

Marcum LLP
Anthony Basile
Mitchell Watt